Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com/

November 13, 2006

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission, Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation
File No. 000-14278

Dear Mr. Krikorian:

This letter responds to your comments regarding Microsoft’s recent 1934 Act filings communicated to us in your letter dated October 25, 2006. We appreciate the SEC’s assistance in our compliance with the applicable disclosure requirements and insights to enhance the overall disclosure in our filing. Following are our responses to the specific comments raised in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flows, page 35

2.	We note your disclosure with respect to the cash proceeds received from the securities lending program. Tell us your consideration of expanding your disclosure to clarify the nature and indicative value of this cash inflow. We refer you to the guidance in Section IV.B of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: We have expanded our disclosure beginning with our first quarter of fiscal year 2007 Form 10-Q to clarify the nature of the program and the anticipated magnitude of securities to be lent under this program in the future.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 1 Accounting Policies

Revenue Recognition, page 47

3.	We note your disclosure, “[c]ertain multi-year licensing arrangements include rights to receive future versions of software product on a when-and-if available basis under Open and Select volume licensing programs (Software Assurance).” In addition, we note that “[t]o obtain SA only, a customer must have licenses for current product” from your response letter dated August 31, 2006. Please clarify the situations that you sell Software Assurance without a perpetual license for current product. When you sell Software Assurance to a customer that has a license for the current product, clarify whether you account for the perpetual license and Software Assurance contracts as a single or separate arrangement(s). Please provide your complete analysis pursuant to AICPA Technical Practice Aid 5100.39.

Response: Microsoft does not sell Software Assurance to a customer unless that customer has a license for the current product. Customers can acquire a license-only for current product from the retail channel (retail packaged product), from an original equipment manufacturer (OEM), or under our Open and Select volume licensing programs. While not a significant part of our revenue stream, customers wishing to acquire Software Assurance for licenses acquired from the retail channel or from an OEM may do so within 90 days from the date those licenses are acquired. We consider the sale of Software Assurance to be a separate arrangement for those customers based on the following analysis in accordance with the guidance in AICPA Technical Practice Aid 5100.39.

Technical Practice Aid 5100.39 Guidance	Analysis
The contracts or agreements are negotiated or executed within a short time frame of each other.	The customer may acquire Software Assurance within 90 days of purchasing the license.

The different elements are closely interrelated or interdependent in terms of design, technology, or function.	The elements of one arrangement are not interdependent or closely interrelated to the elements in the other arrangement. Software Assurance provides future versions of software product on a when-and-if-available basis.

The fee for one or more contracts or agreements is subject to refund or forfeiture or other concessions if another contract is not completed satisfactorily.	Payment terms for one arrangement are not subject to potential refund, forfeiture, or other concessions if performance criteria for the other arrangement are not met.

One or more elements in one contract or agreement are essential to the functionality of an element in another contract.	The elements of one arrangement are not essential to the functionality of elements in the other arrangement. Software Assurance provides future versions of software product on a when-and-if-available basis.

Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.	Payment terms for one arrangement are not linked to performance criteria of the other arrangement.

The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.	In most cases retail channel licenses are negotiated by the customer with the retailer and OEM channel licenses are negotiated by the customer with the OEM manufacturer, while Software Assurance is negotiated by the customer with resellers. However, there are limited circumstances where an OEM manufacturer is also a reseller and the customer has negotiated the license and Software Assurance with the same company, but the negotiations are not conducted jointly.

In addition, we do have very limited cases where customers may purchase a license-only under our Select volume licensing program and may purchase Software Assurance at a later time, subject to approval and programmatic restrictions. We also consider the sale of Software Assurance to be a separate arrangement for these customers based on the following analysis.

Technical Practice Aid 5100.39 Guidance	Analysis
The contracts or agreements are negotiated or executed within a short time frame of each other.	Program terms result in arrangements being negotiated at least more than 90 days of each other.

The different elements are closely interrelated or interdependent in terms of design, technology, or function.	The elements of one arrangement are not interdependent or closely interrelated to the elements in the other arrangement. Software Assurance provides future versions of software product on a when-and-if-available basis.

The fee for one or more contracts or agreements is subject to refund or forfeiture or other concessions if another contract is not completed satisfactorily.	Payment terms for one arrangement are not subject to potential refund, forfeiture, or other concessions if performance criteria for the other arrangement are not met.

One or more elements in one contract or agreement are essential to the functionality of an element in another contract.	The elements of one arrangement are not essential to the functionality of elements in the other arrangement. Software Assurance provides future versions of software product on a when-and-if-available basis.

Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.	Payment terms for one arrangement are not linked to performance criteria of the other arrangement.

The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.	In most cases it is negotiated by the customer with the same reseller for license and Software Assurance, but the negotiations are not conducted jointly. Furthermore, a customer can negotiate with different resellers.

Financial Instruments, page 48

4.	We note your disclosure stating that you “lend certain fixed-income and equity securities to enhance investment income.” We further note the loaned securities continue to be carried as investments on your balance sheet. Explain to us how you evaluated the criteria in paragraph 9 of SFAS 140 in determining that you have not surrendered control of the transferred securities. In addition, tell us your consideration of providing the disclosures required by paragraph 17 of SFAS 140 and also disclosing the amount of investment income earned from this program.

Response: We have determined that we have not surrendered control of the transferred securities in accordance with paragraph 9(c)(1) of SFAS 140 since, by meeting the provisions of paragraphs 47-49 of SFAS 140, we maintain effective control through agreements that both entitle and obligate us to repurchase the securities before their maturity. In accordance with paragraphs 47-49 of SFAS 140, the agreements: (1) stipulate the securities to be repurchased are substantially the same (same type, issuer, class and quantity) as those transferred; (2) ensure that we will maintain cash or securities collateral sufficient to fund substantially all of the replacement cost of the securities loaned; (3) will result in a repurchase of the securities prior to maturity and at a fixed price; and (4) are entered into concurrently with the transfers.

In accordance with paragraph 17(a) of SFAS 140, we disclosed the following on page 48 of our 2006 Form 10-K:

We lend certain fixed-income and equity securities to enhance investment income. The loaned securities continue to be carried as investments on our balance sheet. Collateral and/or security interest is determined based upon the underlying security and the creditworthiness of the borrower. Cash collateral is recorded as an asset with a corresponding liability.

Furthermore, the fair value of securities transferred where the transferee has the right to sell or repledge the securities is disclosed on the face of our balance sheet. Paragraphs 17(b) – 17(i) of SFAS 140 are not applicable to our securities lending program. The investment income earned from this program is not material to our overall investment income and therefore, not disclosed separately.

If you have any further questions, please call either me at (425) 704-8002 or Bob Laux at (425) 703-6094.

Sincerely,

/s/ Frank H. Brod
Frank H. Brod Corporate Vice President, Finance and Administration and Chief Accounting Officer

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